                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                    LOEWS CINEPLEX ENTERTAINMENT CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   540423 10 0
                                 (CUSIP NUMBER)

                               KAREN RANDALL, ESQ.
                             UNIVERSAL STUDIOS, INC.
                            100 UNIVERSAL CITY PLAZA
                            UNIVERSAL CITY, CA 91608
                                 (818) 777-1000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JUNE 28, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
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CUSIP NO.  540423 10 0                              PAGE     2        OF       5
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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          THE SEAGRAM COMPANY LTD.

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [  ]

                                                                        (b) [  ]

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    3     SEC USE ONLY

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    4     SOURCES OF FUNDS*

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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [  ]

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   CANADA
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  NUMBER OF             7     SOLE VOTING POWER
   SHARES                                    0
                    ------------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY
   EACH                                      0
                    ------------------------------------------------------------
 REPORTING              9     SOLE DISPOSITIVE POWER
  PERSON
   WITH                                      0
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                             0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             0
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                           [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                           0.0%
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   14     TYPE OF REPORTING PERSON*

                                            CO
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                                  SCHEDULE 13D
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CUSIP NO.  540423 10 0                              PAGE     3        OF       5
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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          UNIVERSAL STUDIOS, INC.
          IRS Identification No. 95-201468
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [  ]

                                                                        (b) [  ]

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    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCES OF FUNDS*

--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [  ]

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER
   SHARES                                    0
                    ------------------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER
  OWNED BY
   EACH                                      0
                    ------------------------------------------------------------
 REPORTING              9     SOLE DISPOSITIVE POWER
  PERSON
   WITH                                      0
                    ------------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                           [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                           0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                                            CO
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                                                    PAGE     4        OF       5
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                  This Statement on Schedule 13D, as amended by this Amendment
No. 1 (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the entities identified on the cover pages to this Schedule 13D (such entities, collectively, the "Reporting Persons"), relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of Loews Cineplex Entertainment Corporation, a Delaware corporation ("Loews"), is hereby amended as set forth below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby supplemented as follows:

                  On June 28, 2001, (i) Universal Studios, Inc. ("Universal") sold 14,946,461 shares of Common Stock and 63,000 shares of Class B non-voting common stock, par value $0.01 per share, of Loews (the "Non-Voting Stock") and
(ii) Universal Studios International BV, an affiliate of Universal, sold 17,000 shares of Non-Voting Stock. All of such shares were sold to Goldman, Sachs & Co. for an aggregate purchase price of $1.00. Following the sale, the Reporting Persons ceased to own any shares of Common Stock. Because the Reporting Persons no longer beneficially own more than 5% of the Common Stock, they will no longer be required to report on Schedule 13D with respect to the Common Stock.

                  Universal sold the shares in order to recognize a tax loss on its investment in Loews. Universal intends to use the tax loss to offset gains on other capital transactions.

                  Pursuant to the Amended and Restated Stockholders Agreement, dated as of September 30, 1997 (the "Stockholders Agreement"), among Loews, Universal and other parties thereto, previously described in the Schedule 13D, Universal will cease to have the right to designate nominees to serve as members of the Board of Directors of Loews as a result of the sale of its shares. Loews has informed Universal that, notwithstanding the sale, Loews would like the four current designees of Universal to remain on the Board of Directors of Loews and the designees intend to remain on the Board.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby supplemented as follows:

                  As a result of the sale described in Item 5 above, the rights and obligations of Universal under the Stockholders Agreement were terminated under the terms thereof.
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                                                    PAGE     5        OF       5
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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:   June 28, 2001

                                           THE SEAGRAM COMPANY LTD.



                                           By:  /s/ John R. Preston
                                                ----------------------------
                                                John R. Preston
                                                Senior Vice President



                                           By:  /s/ George E. Bushnell III
                                                ----------------------------
                                                George E. Bushnell III
                                                Secretary



                                           UNIVERSAL STUDIOS, INC.



                                           By:  /s/ Karen Randall
                                                ----------------------------
                                                Karen Randall
                                                Executive Vice President and
                                                General Counsel